CONSENT OF DUNCAN LARGE

In connection with the technical information attributed to the undersigned in the following reports or documents, each of which are incorporated by reference into the registration statement on Form 40-F (the “Form 40-F”) of Eurasian Minerals Inc. (the “Company”) being filed with the United States Securities and Exchange Commission, the undersigned hereby consents to reference to the undersigned’s name and the following report or document, or the information derived from the following report or document, included in, or incorporated by reference into, the Form 40-F:

1.	The news release of the Company dated January 23, 2012, which includes reference to the undersigned’s name in connection with information relating to the Company’s projects in Sweden;

2.

The annual report of the Company for the fiscal year ended March 31, 2011, which includes reference to the undersigned’s name in connection with information relating to the Company’s projects in Europe;

3.

The management’s discussion and analysis of the Company for the fiscal year ended March 31, 2011, which includes reference to the undersigned’s name in connection with information relating to the Company’s projects in Europe;

4.

The material change report and news release of the Company dated February 18, 2011, which include reference to the undersigned’s name in connection with information relating to the Company’s joint venture projects in Sweden; and

5.

The material change report and news release of the Company dated August 5, 2010, which include reference to the undersigned’s name in connection with information relating to the Company’s projects in Sweden.

Dated: January 23, 2012

/s/ Duncan Large
Duncan Large